Exhibit 99.1
------------

RISK FACTORS

We have a history of operating losses.

We have incurred operating losses of $721,566 and $831,275 for the fiscal years ended December 31, 2003 and 2002, respectively. Our ability to achieve profitability depends primarily upon our ability to successfully manage our existing oil and gas interests. In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as an indication of our future performance.

We may need additional capital to fund our operations, and we may not be able to obtain it on terms acceptable to us or at all.

We believe that our existing capital resources will enable us to maintain our current operations through March 31, 2005. However, we may require additional funds during or after that period. In particular, we would be required to secure additional sources of capital to continue operating at our current level or curtail our current operations if we do not achieve the results of operations that we expect as a result of lower than expected revenues, higher than expected expenses, or other possible adverse developments. In addition, if we expand our existing business plan to focus on growth in international markets, make acquisitions of businesses or technologies, or modify our business plan in other ways, we would likely require additional funding. If we require additional financing for any reason, we cannot assure you that such additional financing will be available to us on acceptable terms, or at all. In the event we are unable to raise additional capital, we may be required to substantially reduce or curtail operations. Further, if we raise additional funds through the issuance of additional equity securities, the percentage ownership of our shareholders will be diluted. Any new equity securities may have rights, preferences, or privileges senior to those of our common stock.

We do not control operations at the oil & gas properties in which we hold interests.

We own less than 100% of the working interest in our gas holdings. We do not conduct any operations. Operations are conducted by operating companies that follow the instructions of the working interest owners. Because of this structure, drilling and operating decisions are not entirely within our control. If we disagree with the decision of a majority of working interest owners, we may be required, among other things, to decline to participate in a particular activity. If we decline to participate, we might be required to relinquish our interest or may be subject to certain non-consent penalties, as provided in the applicable operating agreement. Such penalties typically allow participating working interest owners to recover from the proceeds of production. Under most operating agreements, the operator is given direct and full control over all operations on the property and is obligated to conduct operations in a workman-like manner; however the operator is usually not liable to the working interest owners for losses sustained or for liabilities incurred, except those resulting from its own gross negligence or willful misconduct. Each working interest owner is generally liable for its share of the costs of developing and operating jointly owned properties. The operator is required to pay the expenses of developing and operating the property and will invoice working interest owners for their proportionate share of such costs. We may have a limited ability to exercise control over operations and the associated costs of such operations. The success of our investment in these activities may, therefore, be dependent upon a number of facts that are outside of our control.

We may be liable to pay rent on our former offices in Jersey City until December 2008.

In June 2001 we sublet our former offices in Jersey City, New Jersey to Nekema.com through December 31, 2008. In September 2002 Nekema.com ceased business operations and defaulted on the sublease. The rent on the sublease was guaranteed by Lumbermens Mutual Casualty Company, d/b/a Kemper Insurance
Company, until only May 2003. The aggregate rent for the period June 2003 through December 2008 is $995,668. If we are unable to find a subtenant or negotiate a settlement with the landlord we will be obligated to pay rent on the space until the lease expires in December 2008, which would have a severe negative impact on our cash flow and operating results.

Trading in our common stock on the OTC Bulletin Board may be limited.

Our common stock is traded on the OTC Bulletin Board. The OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on an exchange or Nasdaq, you may have difficulty reselling your securities.

Our common stock is subject to penny stock regulation.

Our common stock is subject to regulations of the Securities and Exchange Commission relating to the market for penny stocks. These regulations generally require that a disclosure schedule explaining the penny stock market and the risks associated with the penny stock market be delivered to purchasers of penny stocks and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. The regulations applicable to penny stocks may severely limit the market liquidity for our securities and could reduce your ability to sell your securities in the market.


                                      -2-